Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

RESOLUTIONS PASSED AT

THE FIRST EXTRAORDINARY GENERAL MEETING 2018

The board of directors (the “Board”) of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the first extraordinary general meeting 2018 (the “EGM” or “Meeting”) held on Tuesday, 13 November 2018. All resolutions were duly passed.

VOTING RESULTS AT THE EGM

The EGM was held on Tuesday, 13 November 2018 at 10:00 a.m. at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China.

Shareholders holding a total of 28,264,705,000 shares of the Company, representing 100% of the total issued shares of the Company, were entitled to attend and vote on the resolutions proposed at the EGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the EGM.

Shareholders and authorized proxies holding a total of 22,296,315,699 voting shares of the Company, representing 78.883950% of the total voting shares of the Company, attended the EGM. The voting at the Meeting was conducted by way of onsite voting and online voting, and was in compliance with the relevant provisions of laws and regulations including the Company Law of the People’s Republic of China (《中華人民共和國公司法》), the Rules for Shareholders’ Meetings of Listed Companies (《上市公司股東大會規則》 ), the Shanghai Stock Exchange Implementation Rules for Online Voting at Shareholders’Meetings of Listed Companies (《上海證券交易所上市公司股東大會網絡投票實施細則》 ) and the Articles of Association of the Company.

Total number of shareholders and authorized proxies attending the Meeting	14
including: number of A Share shareholders	13
number of H Share shareholders	1
Total number of shares with voting rights	22,296,315,699
including: total number of shares held by A Share shareholders	19,338,838,362
total number of shares held by H Share shareholders	2,957,477,337
Percentage to the total number of shares with voting rights	78.883950%
including: percentage of shares held by A Share shareholders	68.420450%
percentage of shares held by H Share shareholders	10.463500%

Note:	The shareholders attending the Meeting include the shareholders who attended the onsite meeting and the A Share shareholders who attended the Meeting by way of online voting.

Non-executive Director Mr. Su Hengxuan was elected by the Board to chair the Meeting. Eight out of the twelve Directors of the Company attended the Meeting, while Chairman of the Board and Executive Director Mr. Yang Mingsheng, Executive Director Mr. Lin Dairen, and Non-executive Directors Mr. Yuan Changqing and Mr. Yin Zhaojun were unable to attend due to other business commitments. Three out of the five Supervisors of the Company attended the Meeting, while Superviors Mr. Shi Xiangming and Mr. Song Ping were unable to attend due to other business commitments. Certain members of the senior management and the Board Secretary also attended the Meeting.

The poll results in respect of the resolutions proposed at the EGM are as follows:

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
As ordinary resolutions
1	To consider and approve the election of Mr. Wang Bin as an Executive Director of the sixth session of the Board of Directors of the Company	A Share shareholders	19,331,354,010	99.961299	7,484,252	0.038700	100	0.000001	19,338,838,362
		H Share shareholders	1,316,725,923	44.521928	1,602,140,489	54.172536	38,610,925	1.305536	2,957,477,337
		Total	20,648,079,933	92.607587	1,609,624,741	7.219241	38,611,025	0.173172	22,296,315,699
	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Wang Bin is subject to the approval of the China Banking and Insurance Regulatory Commission (the “CBIRC”).

Resolutions		Type of Shareholders	For		Against		Abstain		Attending and Voting
			No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares
2	To consider and approve the election of Mr. Tang Yong as a Non-employee Representative Supervisor of the sixth session of the Board of Supervisors of the Company	A Share shareholders	19,338,759,618	99.999593	78,644	0.000406	100	0.000001	19,338,838,362
		H Share shareholders	2,749,754,153	92.976339	194,223,534	6.567203	13,499,650	0.456458	2,957,477,337
		Total	22,088,513,771	99.067999	194,302,178	0.871454	13,499,750	0.060547	22,296,315,699

	The resolution was duly passed as an ordinary resolution. The qualification of Mr. Tang Yong is subject to the approval of the CBIRC.
3	To consider and approve the remuneration of Directors and Supervisors of the Company for the year 2017	A Share shareholders	19,338,838,262	99.999999	100	0.000001	0	0.000000	19,338,838,362
		H Share shareholders	2,721,755,832	92.029643	219,563,010	7.423996	16,158,495	0.546361	2,957,477,337
		Total	22,060,594,094	98.942778	219,563,110	0.984750	16,158,495	0.072472	22,296,315,699
	The resolution was duly passed as an ordinary resolution.

As a special resolution
4	To consider and approve the domestic and overseas multiple issue of debt instruments for replenishment of capital in an aggregate amount of not exceeding RMB80 billion or its equivalent in foreign currency, subject to the Company’s solvency and market conditions	A Share shareholders	19,338,838,262	99.999999	0	0.000000	100	0.000001	19,338,838,362
		H Share shareholders	2,940,237,632	99.417081	3,932,040	0.132952	13,307,665	0.449967	2,957,477,337
		Total	22,279,075,894	99.922679	3,932,040	0.017635	13,307,765	0.059686	22,296,315,699
	The resolution was duly passed as a special resolution.

Pursuant to the relevant laws and regulations of the PRC, the Company announces the poll results of A Share shareholders who individually or in aggregate hold less than 5% of the shares of the Company in respect of Resolutions No.1 and No.3 proposed at the EGM as follows:

Resolutions		For		Against		Abstain
		No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %	No. of Shares Voted	Percentage %
As ordinary resolutions
1	To consider and approve the election of Mr. Wang Bin as an Executive Director of the sixth session of the Board of Directors of the Company	7,824,010	51.109387	7,484,252	48.889960	100	0.000653
3	To consider and approve the remuneration of Directors and Supervisors of the Company for the year 2017	15,308,262	99.999347	100	0.000653	0	0.000000

The full text of the resolutions is set out in the circular and notice of the EGM dated 28 September 2018.

Computershare Hong Kong Investor Services Limited, the Company’s H Share registrar, in conjunction with King & Wood Mallesons, the Company’s PRC legal adviser, acted as scrutineers for the vote-taking at the EGM.

By Order of the Board
China Life Insurance Company Limited Heng Victor Ja Wei
Company Secretary

Hong Kong, 13 November 2018

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Yang Mingsheng*, Lin Dairen, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun, Su Hengxuan
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike,
Tang Xin, Leung Oi-Sie Elsie

*

Before the seventh meeting of the sixth session of the Board held on 13 November 2018, Mr. Yang Mingsheng tendered his resignation as the Chairman of the Board and an Executive Director of the Company. At the seventh meeting of the sixth session of the Board, Mr. Wang Bin was elected as the Chairman of the Board. For further details, please refer to the announcement in relation to the change of Chairman published by the Company on 13 November 2018.

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